Exhibit 99.2
Navios Maritime Holdings Inc. Announces
Agreement to Acquire Two New Build Capesize Vessels
•	Secured Long-Term Employment Generating Approximately $17.4 million of EBITDA Annually

•	Issuance of $47.9 million of Mandatorily Convertible Preferred Stock
PIRAEUS, Greece, August 19, 2009 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) a global, vertically integrated seaborne shipping and logistics company, announced today that it has reached an agreement to acquire two Capesize vessels, currently under construction at the same South Korean Shipyard, to be delivered in the second half of 2010.
Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “This transaction results from our efforts to capitalize on the opportunity caused by the credit crises. The acquisition price, considering the use of mandatorily convertible preferred stock, is well below the current charter-free value of the vessels. As the vessels are secured by 10 year charters with creditworthy counterparties, we anticipate recovering more than 100% of the nominal acquisition price (150% of the effective acquisition price) through EBITDA during the term of these charters.
Ms. Frangou continued, “Using mandatorily convertible preferred stock continues to be a competitive advantage as we are able to issue equity significantly above the current market price of our common stock while engaging in transactions that are accretive to our existing shareholders. To date we have employed this financing technique to acquire six new building Capesize vessels and refinance three existing Capesize vessels.”
New Capesize Vessels
The aggregate nominal purchase price for the two new vessels will be approximately $141.5 million payable with a combination of cash, and mandatorily convertible preferred stock. The effective purchase price for the two vessels, assuming a $10.00 conversion price of the preferred stock, would be $115.6 million ($57.8 million per vessel).
The vessels will be employed under existing long-term charter-out contracts with an average length of 10 years and will generate approximately $17.4 million in annual EBITDA (assuming operating expense of $5,000 per day and 360 revenue days per year).

The details of the two new Capesize vessels and their related charters are set forth in the below table:

				Annual	Charter-out
			Delivery	EBITDA	rate per	Charter	Profit
Name	Type	DWT	Date	(millions)	day (net)	Term	Share
NB5	Capesize	180,000	10/2010	$8.7	$29,356	10+1+1 years	50/50 in excess of $38,500
NB6	Capesize	180,000	12/2010	$8.7	$29,356	10+1+1 years	50/50 in excess of $38,500
Financing
The material terms of the financing for the two vessels have been preliminarily agreed with a major commercial bank and are expected to include (1) $75.0 million principal amount, (2) 1.75% margin, (3) 10 year term, (4) 14 year amortization profile, and (5) covenants in line with Navios Holdings’ existing loan agreements.
Terms of Mandatorily Convertible Preferred Stock
In general, the holders of the mandatorily convertible preferred stock will receive an annual dividend equal to 2%, or $0.96 million, payable quarterly, until such time as the preferred stock converts into common stock.
The preferred stock will mandatorily convert into common stock as follows: (1) following the third anniversary of such preferred stock’s issuance, if the common stock closing price is at least $20.00 per share for 10 consecutive business days, then the outstanding preferred stock automatically converts at a conversion price of $14.00 per share of common stock; and (2) 30% of the then outstanding mandatorily convertible preferred stock will mandatorily convert into common stock five years from the date of such issuance and any remaining then outstanding mandatorily convertible preferred stock will mandatorily convert into common stock ten years from the date of such issuance, all at a $10.00 price per share of common stock.
The holder shall have the right to convert the outstanding shares of such preferred stock into common stock prior to the scheduled maturity date at a price of $14.00 per share of common stock.
The number of shares of common stock that may be issued upon conversion ranges from 3.4 million, if all preferred shares are converted at $14.00 per share of common stock, to 4.8 million, if all preferred shares are converted at $10.00 per share of common stock.
Time Charter Coverage
Including the two new Capesize vessels, Navios Holdings has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 99.0% for 2009, 81.4% for 2010, 63.2% for 2011 and 57.7% for 2012.

Fleet Profile:
Navios Holdings controls a fleet of 59 vessels totaling 6.3 million dwt, of which 32 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 38 vessels (eight Capesize, 13 Panamax, 16 Ultra Handymax and one Handysize product tanker vessel) totaling 3.3 million dwt and has 21 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.8 years.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement. For more information please visit its website: www.navios.com.
Forward-Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

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